EXHIBIT 99.1

Evaxion receives Prix Galien UK Award for Best digital health solution

COPENHAGEN, Denmark, June 12, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, has been awarded the 2026 Prix Galien UK Award for Best digital health solution for AI-Immunology™.

The award is another strong external validation and recognition of the AI-Immunology™ platform, which harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

The award was received by Evaxion CEO Helen-Tayton Martin at the Prix Galien UK Awards ceremony at the Natural History Museum in London. Evaxion and AI-Immunology™ was chosen by a committee of distinguished scientific leaders among 10 candidates.

“We are honored to receive this distinction, which rewards the unique capabilities of AI-Immunology™ in effective vaccine target discovery, design and development. We are even more proud since this is the second recognition from the Galien Prix Foundation in less than a year. This kind of external validation is a great boost to our efforts to continuously improve AI-Immunology™ and bring forward safe and effective vaccine candidates in cancer and infectious disease,” says Helen Tayton-Martin.

In its evaluation, the jury focused on the innovation demonstrated throughout each candidate’s scientific development, clinical application, and utility. Further consideration was given to the insights it has advanced in biomedical science and the product's tangible impact on human health.

This is not the first time Evaxion has been recognized by the Galien Prix Foundation. In December 2025, we received the award for the Best Medical Technology / AI Advances in the Nordic and high-growth European and Middle Eastern countries.

The Prix Galien Awards were established in 1970 and launched in the UK in 1990 and have been awarded to 62 products since inception. Winners are selected every year by the Prix Galien UK Awards Committee, which comprises 12 experts in the field, and includes a number of the UK's leading luminaries in healthcare. The distinguished panel is guided by the conviction that acknowledging research-driven innovation is key to the improvement of healthcare in the UK and human health, globally.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.